Exhibit 99.2

CANADA	)
)
PROVINCE OF ONTARIO	)
)
TO WIT:	)

I, France M. Tenaille, a Notary Public in and for the Province of Ontario, and a lawyer licensed by the Law Society of Upper Canada, by Royal Authority duly appointed, residing in the City of Pickering, in the Province of Ontario, DO CERTIFY AND ATTEST as follows:

1.            that I speak and write fluently the Spanish and English languages at a professional level, Spanish being my mother tongue as I was born and raised in Caracas, Venezuela, and I also studied and graduated as a lawyer in Venezuela;

2.            that the paper-writing attached to this certificate is a redacted copy of a document in English titled “Mining Exploitation Agreement” entered into by and between Metalurgica Reyna, S.A. de C.V. and Minera Camino Rojo, S.A. de C.V.; and

3.            that such document was originally prepared in the Spanish language and has been translated to English, and that the English text in the document attached to this certificate is a true and accurate translation from Spanish to English of the document as redacted.

IN TESTIMONY WHEREOF I have hereto subscribed my name and affixed my Notarial Seal of Office at Toronto, Ontario, this 31st day of December, 2020.

(signed/sealed) France M. Tenaille
France M. Tenaille
A Notary Public in and for the Province of Ontario

This document is a true and accurate English translation of the original Spanish version. In the event where the interpretation of certain words or phrases may differ between the English and Spanish versions, the Spanish version supersedes the English version and should be relied upon.

MINING EXPLOITATION AGREEMENT ENTERED INTO BY AND BETWEEN METALÚRGICA REYNA, S.A. DE C.V. (“THE CONCESSIONAIRE”), ON THE ONE HAND, REPRESENTED BY <personal information redacted>, AND, ON THE OTHER HAND, MINERA CAMINO ROJO, S.A. DE C.V. (“THE OPERATOR”) REPRESENTED BY <personal information redacted>, TOGETHER “THE PARTIES,” WHICH SHALL BE SUBJECT TO THE FOLLOWING RECITALS AND CLAUSES:

REPRESENTATIONS

I.            The Concessionaire represents as follows:

(a)	It is a mining company legally incorporated, existing and currently in good standing under the laws of the United Mexican States, as stated in Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted> of Mexico City, whose first authenticated copy was registered in the Public Registry of Commerce of Mexico City on page No. <confidential information redacted> of the Mining Companies Book of the Public Registry of Mining, dated <confidential information redacted>, and with sufficient capacity and authority to be bound by the terms of this agreement, to be the holder of its property, and to perform its activities as they are performed as of the date of this Agreement, and that it is a subsidiary of Fresnillo Plc.

(b)	Its legal representative has the necessary powers and authorizations to enter into this agreement, as provided in the Public Deed indicated in paragraph a) above, which as of the date of execution of this agreement have not been revoked, limited, or modified in any manner.

(c)	Its Federal Taxpayer Identification Number is <confidential information redacted>.

(d)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this agreement and, as of the date of this agreement, it does not require any third-party consent or authorization from any third party or from public authority, whether administrative or judicial, government official or entity, organisms, agencies, authorized representatives of the State or local governments within the United Mexican States to enter into this agreement.

(e)	The entering into and execution of this agreement by the Concessionaire and the performance of its obligations hereunder, do not violate (i) any law, regulation, ruling, order, decree, decision or other regulation issued by any authority or court that is applicable as at the date of this agreement to the Concessionaire or to the concession that is the subject-matter hereof, or (ii) any provision in the bylaws of the Concessionaire, or (iii) any agreement, contract or covenant to which the Concessionaire may be a party or is bound in any manner, or that affect the mining concession hereunder.

(f)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors’ reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

(g)	It is the sole holder of the rights to the mining concession referred to as “Guachichil D1” described below, hereinafter “the Concession,” with title number 245418, a photocopy of which is attached hereto as Annex 1:

Title Number	Name	Surface in Ha	Location
245418	Guachichil D1	782	Mazapil, Zacatecas

(h)	The Concession is in good standing, free of any encumbrance, charge or ownership limitations and up to date in the performance by the Concessionaire of all of the obligations that the Mining Act and its Regulation imposes on it as holder, and that to its knowledge: (i) there are no orders or petitions that are outstanding relating to the Mining Act and its Regulation, or under any other applicable law, or related to environmental matters for which any remediation, repair, work, construction or expense is requested with respect to the Concession, nor has it received any communication relating to the foregoing, nor it is aware of any basis for assuming that such orders or petitions could be issued; and (ii) in general, except as provided in Representation III.(c), it is not aware of any act, activity or situation whether with government authority or with third parties that could affect or limit the rights granted under the Concession.

(i)	The Concession grants to the Concessionaire the exclusive right to explore, mine and sell for its sole and exclusive benefit all of the minerals and mineral products that may exist and be obtained within the Concession area.

(j)	All of the minerals located in the Concession area, whether on the surface or underground, are free of all encumbrances, charges, royalties, payment obligations, ownership limitations or other interests in favor of third parties or authorities, except for those established under applicable law, and that to the date of this Agreement, the Concessionaire has not entered into any verbal or written agreement, contract or option relating to or affecting the Concession in any manner, or that involves the transfer of rights in all or part of the Concession in any manner or the minerals located in it, other than as provided for in this document, nor has it performed any act with regard to the Concession that may limit in any manner the rights that it holds over the Concession.

(k)	Pursuant to this agreement, it wishes to grant to the Operator the right to develop and exploit solely a portion of the mining lot covered by the Concession, consisting of a volume whose upper side on the surface of the property is formed by a rectangular polygon with dimensions of 218 meters wide by 1000 meters long, and with maximum depths per area at an elevation of 1850 meters above mean sea level (hereinafter "msnmm"), 1790 msnmm and 1770 msnmm, according to the location within such polygon, as set out in Annex 2. This volume, which is a portion of the mining lot covered by the Concession, is specifically identified in the plan and section, which form part of this agreement as Annex 2 and which hereinafter shall be referred to as the “Layback Zone.”

(l)	In accordance with the terms of the Mining Act and its Regulation, it has the power to grant to the Operator the right to exploit the Layback Zone in accordance with the terms of this agreement and that once this agreement has been signed and ratified before Notary Public, the Operator will have the right to exploit the minerals contained within the Layback Zone, as set out in this agreement.

(m)	It has in good faith provided to the Operator the information, data and studies carried out in the Layback Zone or which may be related to or which make reference to the mineral resources located therein, as well as their metal content and oxidation levels, among other parameters, but it does not make any guarantee whatsoever with regard to the accuracy of that information or its suitability for the purposes of the Operator.

(n)	As of the date of execution of this Agreement, the Concessionaire has only carried out exploration activities and no exploitation activities in the Layback Zone, such activities being the source of the only environmental impact that it has made on the area and it is not aware of any other type of environmental impact.

II.           The Operator represents as follows:

(a)	It is a mining company incorporated, legally existing and currently in good standing, initially under the company name Minas Achuras, S.A. de C.V., pursuant to the laws of the United Mexican States, as stated in <confidential information redacted>, granted before and witnessed by <personal information redacted> for the Judicial District of Morelos in the City of Chihuahua, whose first authenticated copy was registered in the Public Registry of Commerce of the City of Chihuahua on page <confidential information redacted> of the Mining Companies Book of the Public Registry of Mining, <confidential information redacted>. The company is a subsidiary of Orla Mining Ltd., a Canadian company.

(b)	By means of the Minutes of the Extraordinary Shareholders’ Assembly held on May 16, 2017, the change of its corporate name to “Minera Camino Rojo S.A. de C.V.” was approved. These Minutes were notarized by <confidential information redacted>, granted before and witnessed by <personal information redacted>, acting Notary Public in the absence of the incumbent Notary, <personal information redacted> for the Judicial District of Morelos in Chihuahua City, Chihuahua.

(c)	Its legal representative has sufficient powers to execute this agreement, as provided in the Public Instrument indicated in paragraph b) above, and these powers have not been revoked, modified, or limited in any manner.

(d)	Its Federal Taxpayer Identification Number is MAC060428H71.

(e)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and perform its obligations under this agreement, and in any other agreement or instrument referred to or covered by this agreement, and as at the date of this agreement, it does not require any consent or authorization from third party or from any authority to enter into this agreement.

(f)	The entering into and execution of this agreement and the performance of its obligations hereunder do not violate (i) any law, regulation, ruling, order, decree, determination, or other restriction that has been issued by an authority or court, applicable to the Operator, (ii) no provision contained in the bylaws of the Operator, and (iii) no agreement, contract or covenant to which the Operator is a party.

(g)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

(h)	It is the sole holder of the rights to the mining concession referred to as Camino Rojo, as described below, with title number 230914, a copy of which is attached hereto as Annex 3, hereinafter the “Camino Rojo Concession,” which borders the Concession on the north, as described below:

Title Number	Name	Surface in Ha	Location
230914	Camino Rojo	8,340.7905	Mazapil, Zacatecas

(i)	That the Camino Rojo Concession complies with the applicable legislation and regulations and that to the date of this Agreement the Operator is in compliance thereof.

(j)	In the coming months, it is planning the construction and development of the project known as “Camino Rojo”, which is located within the Camino Rojo Concession, based in whole or in part on the Feasibility Study on the Camino Rojo Oxide Project dated June 25, 2019 and other studies that may be made in such regard, and that such Camino Rojo project will consist of an open pit from which oxide and transition minerals containing gold and silver will be extracted. The mining and processing of minerals from the Camino Rojo project will be carried out through open-pit mining with minerals transported via conveyor belt to the leaching pads, where a low-concentration sodium cyanide solution will be used, the gold- and silver-bearing solution will be processed at the Merril-Crowe plant, and doré bars will be produced.

(k)	It wishes the Concessionaire to grant to it the right to explore and mine exclusively within the limits of the Layback Zone, in order to be able to expand the stope of the Camino Rojo project into that area to: (i) access and extract oxide and transition minerals, including gold and silver, located at depth within the Camino Rojo Concession, and (ii) have the right to mine oxide and transition mineral resources, including gold and silver, located exclusively within the Layback Zone.

(l)	It has reviewed the information provided by the Concessionaire and it is aware of the site conditions, which has no operation carried out by the Concessionaire, and fully acknowledges such conditions.

(m)	It knows and accepts what is declared by the Concessionaire in Representation I. literal (n) of this agreement, and therefore receives the Layback Zone without any visible trace of exploitation or environmental contamination.

(n)	It has both the technical and financial resources to perform its obligations under this agreement.

III.            The Parties make the following representations:

(a)	They mutually acknowledge the legal capacity with which they execute this agreement.

(b)	They wish to enter into this agreement as being in their respective interests.

(c)	That in 2018 the Operator carried out a request for the Camino Rojo 7 Exp.-93/34867 mining concession, on a supposed free land between the southern limit of the Concession and the northern limit of the Camino Rojo concession that was rejected by the competent authority. Likewise, the Parties, in 2020, became aware of mining concession applications from third parties regarding the existence of supposed free land between the southern limit of the Concession and the northern limit of the Camino Rojo Concession, which are the applications for the mining concession Rojo Exp.-93/35177, Rojo 1 Exp.-93/35179 and La Presa Exp.- 93/35187 (collectively, the “2020 Concession Applications”).

(d)	This agreement is entered into in accordance with the Mining Act and its Regulation, and it is an instrument valid and binding upon the Parties in accordance with its terms.

(e)	Any agreement made between them prior to the execution of this agreement concerning the terms and conditions hereof, is null and void as of the execution hereof.

(f)	That after the signing of this agreement, they will notify the Federal Economic Competition Commission of the operation provided for therein, the approval of which will be a condition precedent for its effectiveness in accordance with the provisions of Section 37 of this agreement.

Having made the above representations, the Parties agree as follows:

TERMS AND CONDITIONS

Section 1. PURPOSE.

The Concessionaire grants to the Operator during the term of this agreement, the right to explore and exploit exclusively the Layback Zone that is part of the Concession area, in order to mine only the oxide and transition minerals and materials, including gold and silver, located in such area, which once extracted will be the property of the Operator.

The exploration and exploitation rights in the Layback Zone referred to above consist of the right to carry out operations and works for the preparation and mining development of the area that comprises the mineral deposit located solely in the Layback Zone, as well as those required to identify and extract the mineral products or substances located in the Layback Zone, in the understanding that this agreement grants the Operator such rights exclusively within the terms and scope of the Mining Law and its Regulation, and as a result, it is the obligation and for responsibility of the Operator to obtain from individuals and authorities, all permits, authorizations and superficial accesses that are necessary for such purposes.

SECTION 2. CONSIDERATION.

The Operator shall pay to the Concessionaire, as consideration for the right to develop and exploit the Layback Zone as set forth in this agreement, in legal currency of the United States of America (hereinafter "Dollars"), the amount of US $33,540,000.00 (thirty-three million five hundred and forty thousand Dollars 00/100), which shall be paid by the Operator to the Concessionaire as follows:

(a)	US $ 11,878,000.00 (eleven million eight hundred seventy-eight thousand Dollars 00/100), within the next 3 (three) business days after the fulfillment date of the Condition Precedent (as said term is defined in Section 37).

(b)	US $ 8,595,000.00 (eight million five hundred and ninety-five thousand Dollars 00/100) within a maximum period of 12 (twelve) months from the date of Commencement of Commercial Operation, or, no later than December 1, 2022, whichever occurs first.

For purposes of this section, the term “Commencement of Commercial Operation” means the date on which one of the following two events first occurs: (i) 6 (six) months from the date on which doré with gold was first produced from the heap leach operation of the Camino Rojo project, or (ii) Orla Mining Ltd. makes a public statement that commercial production haws commenced from the heap leach operation at the Camino Rojo project.

(c)	US $ 13,067,000.00 (thirteen million sixty-seven thousand Dollars 00/100) within a maximum period of 24 (twenty-four) months from the date of Commencement of Commercial Operation, or, no later than December 1, 2023, whichever occurs first.

(d)	In the case of subsections b) and c) both of this section, the amounts of the above-mentioned consideration shall accrue interest at a rate of 5% (five percent) per annum based on a year of 360 (three hundred and sixty) days. Such interest shall accrue as of the date in which the Condition Precedent is met. Interest shall accrue until the date of payment of such amounts and will only be applied to the principal owed, being simple interest. Interest accrued in the period between the date the date in which the Condition Precedent is met and July 1, 2021 shall be paid by the Operator to the Concessionaire, on July 1, 2021. From July 1, 2021, any interest accrued in the subsequent periods shall be calculated and paid by the Operator to the Concessionaire, on a quarterly basis, on the following dates: September 30, December 30, March 30, and June 30 of each year. Notwithstanding the foregoing, when any of the amounts in subparagraphs b) and c) of this Section is paid, on that same date accrued and unpaid interest on such amounts must be paid.

(e)	Any payment of the amounts mentioned in this Section is considered final and may not be reimbursed to the Operator for any reason.

Payments referred to in this section shall be made in Dollars, plus Value Added Tax, by wire transfer to the following account:

<confidential information redacted>

For purposes of making any payment under this agreement, “business day” is defined as the day when banks located in Mexico and banks located in Vancouver, Canada are open to the public. For all other purposes of this agreement, a “business day” will be such day in which banks located in Mexico are open to the public. In the event that the date of payment coincides with a non-business day, such payment shall be made on the following business day.

The Concessionaire will deliver to the Operator the corresponding invoices for each payment. Invoices shall meet the requirements established by the tax regulations of the United Mexican States and shall be for the amounts received in accordance with this section, this instrument serving as the most effective receipt applicable by law.

The taxes arising from the payments mentioned in this section shall be paid by the Party that causes it in accordance with applicable tax laws.

Default on any of the payments referred to in this section by the Operator shall entitle the Concessionaire to rescind the agreement immediately without the need of a court order, provided that the Concession is in force and that the right granted to the Operator to carry out the works and activities in the Layback Zone as set out hereunder has not been suspended by competent authority for causes attributable to the Concessionaire and/or its affiliates.

The consideration amounts indicated in this section shall be payable even if and when this agreement has been rescinded or terminated for any reason, and therefore this Section shall survive the termination of this agreement on the terms set out above, unless such rescission or termination is for causes attributable to the Concessionaire, in which case the respective payment obligations shall be extinguished.

SECTION 3. TERM.

This agreement will be in force and effect for 15 (fifteen) years from the date of fulfillment of the Condition Precedent in accordance with the provisions of Section 37, unless otherwise agreed in writing between the Parties. The term of validity established herein may be extended as a result of force majeure events as provided in Section 24 of this agreement.

Upon expiration of the term of this agreement, the Operator, if it has legal access to the surface of the Layback Zone, consequently, it will be able to carry out, subject to applicable regulations, operation closure activities that do not involve in any case mineral extraction.

As of the termination date of this agreement, the unfulfilled obligations of the Parties will remain in effect in accordance with the terms of this agreement, including the indemnification obligations of the Parties contained in this agreement.

SECTION 4. Quarterly technical reports.

Commencing 6 (six) months following the execution of this agreement, the Operator shall deliver to the Concessionaire every 3 (three) months a technical report which shall contain the information that is listed in Annex 4 of this agreement, hereinafter the "Quarterly Technical Report". If the information provided by the Operator in accordance with Annex 4 is insufficient or inadequate to enable the Concessionaire to verify the Operator's compliance with Section 1 and Section 8 subsection (a), and / or for the calculation of taxes and duties applicable to the exploitation of the Concession, the Operator and the Concessionaire shall meet in good faith and make every reasonable effort to agree on amendments and / or include additional information so that such Annex 4 will meet the objectives set forth in this paragraph.

The Operator will deliver the Quarterly Technical Report to the Concessionaire within the first 5 (five) business days after the end of each quarter. During the pre-operational stage, the Operator will provide only the information in Annex 4 that is applicable. Any question that the Concessionaire may have regarding such report, in whole or in part, must be clarified by the Operator in writing within 10 (ten) business days after receiving a written request from the Concessionaire. The Operator agrees to keep strict records to be able to determine, without any doubt, the volumes and characteristics of the mineral coming from the Layback Zone, as well as the other information described in Annex 4, and to use all reasonable effort possible to clarify any doubts raised by the Concessionaire.

The Concessionaire will have the right to object to the information provided by the Operator by means of a written notice addressed to the Operator, including specific reasons for the objection and including any document that may be necessary to justify such objection, within a period of 30 (thirty) calendar days from receipt by the Concessionaire of the Quarterly Technical Report. Likewise, the Concessionaire will have the right, by means of a written notice sent no less than 48 hours in advance and within a schedule of 8:00 a.m. at 6:00 pm, to audit the accounts and records of the Operator relating to the calculation of the Quarterly Technical Report in question, during a period of 30 (thirty) calendar days after the Operator has received the notice making the respective objection.

If the audit determines that there has been a difference of more than 5% (five percent) in the volumes and / or figures reported, the necessary adjustments will be made in the accounts of the Operator and if such differences persist with respect to the information provided by the Operator and that obtained by the Concessionaire, the issue will be decided by a third-party expert in the matter. For this, the Concessionaire will propose three third-party experts with experience in the mining industry and in the determination and calculation of the matters that are under objection. The Operator must select one from among them (hereinafter the "third-party expert"), within 5 (five) business days after receiving the list of experts from the Concessionaire. In the event that the Operator fails to select the expert within the specified time period, the Concessionaire may select the third-party expert from the same list. The Operator shall make reasonable efforts to give the third-party expert access to the information it requires to carry out its assignment as soon as possible.

If the result of the third-party expert falls between the results of any of the Parties, or coincides with either of the two, then the result of the third expert will be considered as the final report. Otherwise, the result of the party closest to the third expert will be considered as the final report.

The appointment of a third-party expert cannot be accepted if that expert has a commercial relationship with either of the Parties, either as a representative or who has performed a service related to this agreement.

The cost of the third-party expert will be assumed by the Party whose result is furthest from the third-party expert’s result, and in case the result is within the exact medium between the results of the Parties, then the cost shall be borne by the Parties in equal parts.

The reporting obligations set forth in this section and in this document refer exclusively to the portion of the work related to the Camino Rojo Mining Project carried out in the Layback Zone.

SECTION 5. RIGHT TO INSPECTION VISITS

The Concessionaire shall have the right to carry out inspection visits to review the work performed by the Operator in the Layback Zone, and to verify that it is complying with the obligations set out in this agreement. The visits shall be carried out at its own expense and risk and shall comply with industrial safety policies established by the Operator, in the company of the Operator's personnel, between the hours of 8:00 am and 6:00 pm, and without obstructing in any manner the work of the Operator. For this purpose, the Concessionaire shall send written notice to the General Manager of the Operator, 5 (five) business days prior to the scheduled date of the visit, indicating the estimated time of the visit, which may also be carried out on the day and time mutually agreed upon by the Parties. The Operator shall respond within a period of 2 (two) business days after receiving the request, and shall not refuse the visit without reasonable cause. The Concessionaire shall have the right to visit once every 3 (three) months. The Operator shall cooperate and make every reasonable effort to enable the Concessionaire to carry out during the visit all of its work and measurements to verify compliance by the Operator of its obligations set out in this agreement. If reasonably necessary, the Operator shall allow the visit of the Concessionaire to be extended so that it can complete its work, or shall allow the Concessionaire a new visit to complete its work within the following 30 (thirty) days. For greater certainty, such new visit to complete the work and measurements shall not count as a quarterly visit to which the Operator is entitled under this paragraph.

The Concessionaire shall indemnify the Operator and any of its affiliates, employees, contractors and agents from any harm suffered either directly or indirectly by any of them, which may be caused by the Concessionaire, its affiliates, employees, representatives and agents during any visit to the Layback Zone.

SECTION 6. TAXES and duties.

The Operator shall be responsible for the payment of all amounts relating to taxes, tariffs and/or duties imposed or levied as a result of the exploitation and extraction of minerals from the Layback Zone, including but not limited to the following or any replacement thereof (hereinafter referred to as "Exploitation Taxes and Fees"):

(i)	The "extraordinary duty on mining" applicable to the production of precious metals extracted from the Layback Zone;

(ii)	The "special duty on mining" payable on income derived from the extraction of minerals from the Layback Zone; and

(iii)	Any other taxes or duties (federal, state or local) that may be imposed in the future by the Mexican authorities with respect to any activity, process or product in the mining industry related to the exploitation and extraction of mineral from the Layback Zone.

While the tax authority is consulted as mentioned hereinafter in Section 6, the Operator will directly make the payments corresponding to the Exploitation Taxes and Fees before the respective public authorities.

The Operator shall provide the Concessionaire with all necessary documentation to verify that the payments of the Exploitation Taxes and Fees have been made in a due and timely manner, no later than 5 (five) business days after having made such payment. The Concessionaire may request additional information thereof in writing, and the Operator must provide it as soon as possible using commercially reasonable efforts.

In the event that the Concessionaire is judicially or administratively required by the competent authorities to pay the Exploitation Taxes and Fees, or by reason of any legal provision or administrative act regarding breaches of obligations of the Operator established in this Section 6, the Concessionaire shall give written notice to the Operator as soon as possible, and in any case within 5 (five) business days following receipt of the respective notice including a copy of the notification and other documents received from the respective authority. The Operator shall immediately and directly pay the required amounts directly to the respective authority, including interest and penalties, as appropriate and if applicable, after such payment, it may oppose and submit to the corresponding authorities, with copy to the Concessionaire, any judicial or administrative actions that may be applicable, keeping the Concessionaire informed and copied of all and any such actions and communications.

If there is a breach of the obligations of the Operator in accordance with this section, the Operator will pay the costs, expenses and damages that this causes to the Concessionaire, which will be determined by the corresponding judicial authority.

Notwithstanding the foregoing, if the Operator does not proceed to pay directly and within the respective terms to the competent authority the amounts due, then where the lack of payment may cause the affectation or cancellation of the rights of the Concessionaire and the Concession, in such cases the Concessionaire may make such payments directly to the respective authority, in order to avoid the commencement of any procedure for the cancellation of the Concession, and the Operator shall be obliged to pay the expenses that this causes to the Concessionaire within 10 (ten) business days after receiving the written notice from the Concessionaire attaching proof of such payments. To this end, the Concessionaire must maintain constant communication with the Operator in order to coordinate such payment and avoid duplication of the respective payments.

The ordinary mining duties relating to the Concession, including the Layback Zone, will be paid directly by the Concessionaire, at no charge to the Operator for that concept, and the Concessionaire shall provide a copy of such payments to the Operator within 10 (ten) business days following such payments.

Any of the Parties may consult the tax authority to confirm that the Operator shall be responsible for making directly before the respective public authorities the payments of the Exploitation Taxes and Fees, as well as consulting the tax effect, for the Concessionaire that may be caused by receiving the funds pursuant to subsection (b) of this section. If as a result of such consultation, or if the legislation, regulations and / or tax criteria change during the term of this agreement so that the tax authority indicates that the Concessionaire should be responsible for making such payments directly before the public authorities, the Parties shall execute an amendment agreement to this agreement and/or carry out such additional actions within their possibilities, which are reasonable and necessary to give full effect to the conclusions issued by the public authorities with respect to the consultation, and/or to adapt this section to the changes in the legislation, regulations and/or tax criteria, keeping the agreement between the Parties that the Operator is responsible for the Exploitation Taxes and Fees. In such case, the Parties will use reasonable commercial efforts to provide for a clear and efficient structure in accordance with their respective legal, fiscal and regulatory requirements, and while the amending agreement is executed and / or the additional actions mentioned in this paragraph are taken, the Parties will proceed according to the following:

(a)	The Operator shall provide to the Concessionaire with the estimate of the amount of the Exploitation Taxes and Fees to be paid, as well as all necessary documentation to make such payment in a due and timely manner, at least 30 (thirty) calendar days prior to the expiration date of the term for payment to the respective authority, as well as to use commercially reasonable efforts to provide as soon as possible any additional information that the Concessionaire may request in writing;

(b)	The Operator shall transfer to the bank account of the Concessionaire or its affiliates (as agreed between the Parties and as directed in writing by the Concessionaire), the funds necessary to cover the entire amount corresponding to the payment of the Exploitation Taxes and Fees, at least 10 (ten) days prior to the expiration date of the term for their payment to the respective authority; and the Concessionaire shall provide the Operator with a copy of the relevant receipts within (10) ten business days following the respective payment;

(c)	The consideration payable to the Concessionaire under Section 2 of this agreement will be increased by an amount equal to the amount that the Operator has transferred to the bank account of the Concessionaire or its affiliates in accordance with the provisions of subsection (b) immediately above of this Section 6. In such case, the Concessionaire will deliver to the Operator the invoices corresponding to the payment of this increase in the price of the consideration. The invoices must comply with the requirements established by the tax regulations of the United Mexican States and be for the amounts received in accordance with this Section.

The taxes derived from the payments mentioned in this section correspond to each of the Parties that cause such payment, in accordance with applicable tax laws.

SECTION 7. COMPLIANCE WITH THE MINING ACT.

The Operator agrees to provide to the Concessionaire the information that is necessary to keep the Concession in good standing and up to date in compliance with the obligations established in the Mining Law and its Regulation, including but not limited to the following obligations of the Operator:

(a)	From the request of registration of this agreement in the Public Registry of Mining, the first 60 (sixty) calendar days of each year, it shall deliver the information of the Layback Zone that is necessary so that the Concessionaire prepare the annual report of verification of works and activities conducted in the Concession, as follows:

(i)	Before the commencement of the sale of mineral extracted from the Layback Zone, copies of invoices paid by the Operator and that have been effectively paid during the period to be verified, for investments made in the Layback Zone under any of the headings set forth in Article 29 of the Mining Law. In addition, they must include a geo-referenced plan with the description and location of the works and projects executed during the period to be verified.

(ii)	After commencement of the sale of mineral extracted from the Layback Zone, copies of invoices issued by the Operator for the sale of such mineral or the liquidations of such mineral, whether in concentrate or beneficiated, issued by the first hand buyer during the year to be verified. If in any of the years to be verified no sale of mineral extracted from the Layback Zone has been made, the provisions of subsection (i) above shall apply.

(b)	Submit to the competent authority, the notice about commencement of beneficiation operations of minerals from the Layback Zone, in accordance with the provisions of the Mining Law and its Regulation, within 21 (twenty-one) business days after such commencement, and deliver a copy to the Concessionaire of such notice within 10 (ten) business days after its submission.

(c)	During the first 15 (fifteen) business days of each year, the Operator must deliver to the Concessionaire the official form of the Ministry of Economy duly filled in to comply with the statistical report on the production, beneficiation and destination of the minerals or allowable substances extracted from the Layback Zone, with a geo-referenced map marking the places of exploitation during the reporting period. The Concessionaire will use such form to present the "Statistical report on the production, beneficiation and destination of the minerals or allowable substances" of the Concession to the General Mining Directorate, and will deliver a copy to the Operator within the following 10 (ten) business days after submitting such report.

(d)	Provide the Concessionaire with information and a copy of the necessary documentation for the designation of the certified engineer responsible for monitoring compliance with the safety regulations of the works and activities carried out within the Layback Zone, and the changes of the designated engineer that may be made during the term of this agreement, within 10 (ten) business days following such designation or changes. The foregoing, in order to allow the Concessionaire to provide notice to the General Mining Department and subsequently provide a copy of the notification to the Operator within 10 (ten) business days following such event.

(e)	Cooperate with the Concessionaire by providing information of the Layback Zone necessary for the preparation of statistical and accounting reports regarding the Concession, under the terms and conditions established in the Mining Law and its Regulation.

Each of the Parties agrees to collaborate with the other Party in order to address and resolve any request that may be issued by any governmental authority in connection with the performance of the obligations set forth in this section. The obligations of the Parties arising from this section shall remain for 5 (five) years following the date of termination of this agreement for any reason.

In the event that the Concession is terminated due to causes attributable to any of the Parties, including but not limited to the negligence or failure to comply with its obligations in accordance with this agreement, the Party in breach shall pay any damages that this causes to the other Party, which shall be determined by the relevant judicial authority.

SECTION 8. OBLIGATIONS OF THE OPERATOR.

In addition to the other obligations set forth in this agreement, the Operator shall have the following specific obligations:

(a)	During the term of this agreement, the Operator agrees not to explore, mine or carry out any activity on the Concession outside the limits of the Layback Zone without prior written authorization of the Concessionaire, and this obligation shall extend to its affiliates, contractors or any person receiving instructions from the Operator, considering the surface and depth thereof to be as defined and indicated in Annex 2 herein.

(b)	Under no circumstances shall the Operator carry out activities or works in the Layback Zone that would prevent or hinder the potential future development, exploration or exploitation of the sulfide minerals contained at greater depth in such zone, including, but not limited to, placing in such area mineral leaching pads and / or deposits of residues from its operations and / or any other type of material. Notwithstanding the foregoing, the activities or works in the Layback Zone that are necessary for the development and exploitation of such area in accordance with the terms of this agreement shall not be subject to the prohibition set forth in this paragraph.

(c)	The Operator is solely responsible for obtaining all necessary permits and authorizations to carry out the subject matter of this agreement, and is solely responsible for compliance with its obligations thereof and the consequences of any breach thereof.

(d)	Hold the Concessionaire free and safe from any claim presented by workers and contractors of the Operator during any period, derived from the employer-worker relationship between them due to events that occurred during the term and upon termination of this agreement.

(e)	The Operator agrees to duly comply with its obligations under this agreement and those arising from relevant legal instruments, and shall demonstrate such compliance by providing payment receipts and any other documentation that may be required within 5 (five) business days following receipt by the Operator of a reasonable written request from the Concessionaire.

(f)	The Operator has the exclusive right at all times to subcontract to third parties any works and services necessary to explore, develop and mine the Layback Zone in accordance with the provisions of this agreement, subject to compliance by the contractors with the corresponding obligations provided herein. Notwithstanding the foregoing, the Operator shall be solely liable to the Concessionaire with regard to any and all obligations hereunder.

(g)	Under its strictest responsibility, immediately respond to the respective authorities of any claim related to the Federal Labor Law; the Social Security Law; the Infonavit Legislation; the Fiscal or Tax Legislation or any other legal provision in force in which the person or persons that will carry out for the Operator the mining exploitation and related services are involved, since there shall be no individual work relationship or individual employment contract; legal subordination, or any employer-employee relationship between the Concessionaire and the individual or individuals who will be responsible for carrying out the mining exploitation in the Layback Zone, and therefore it is expressly provided that such individual or individuals are workers at the service of the Operator and, therefor, the total wages or salaries, employment benefits and other benefits or indemnities to which such individual or individuals are entitled, shall be the sole and exclusive responsibility of the Operator, which shall be the only employer and the only party liable with regard to the aforementioned individual or individuals, given that the Operator has its own sufficient resources to carry out the purpose of this agreement and to meet any labour obligations it may have derived from the execution of this agreement.

(h)	Operate with the appropriate explosives permit.

(i)	It agrees to deposit any material or waste from the operation in the Layback Zone in reservoirs and/or specific places previously authorized by the Ministry of the Environment and Natural Resources or other competent authority, at its sole cost and expense, including but not limited to dumps, tailings dams and deposits of the waste from the leaching pads or the Merrill-Crowe plant that the Operator establishes for such purposes; build and maintain such dumps, pads and waste deposits and expand them, where applicable, in strict compliance with the laws and regulations in force, as well as applicable Official Mexican Standards.

(j)	To comply with each and every commitment agreed with the communities of the area, in order to guarantee operational continuity and respect for the community where the Layback Zone is located.

(k)	Any legal, administrative, fiscal, environmental, labour liabilities or of any other nature, derived from acts or omissions made or incurred by the Operator in connection with the Operator’s rights and obligations with respect to the Layback Zone, which arise after the date this agreement is signed shall be borne by the Operator, who shall be liable for all legal consequences to the extent that they are attributable to the acts or omissions of the Operator.

(l)	To pay within the applicable legal timeframes the national waters extraction rights and discharges and for occupation of national assets in charge of the National Water Commission, as provided in the Federal Law of Rights (“Ley Federal de Derechos”) and agrees to provide to the Concessionaire the corresponding proof of payment, within 5 (five) business days after the payment is made.

SECTION 9. OBLIGATIONS OF THE CONCESSIONAIRE.

The Concessionaire, in addition to the other obligations set forth in the agreement, shall have the following obligations:

(a)	During the term of this agreement, the Concessionaire shall not impede, hinder or obstruct the exploitation of the Layback Zone carried out by the Operator.

(b)	The Concessionaire agrees to, during the term of this agreement, not to encumber or limit in any manner the portion of the Concession corresponding to the Layback Zone, nor the minerals located therein, nor enter into any agreement with respect thereto, except with the Operator. Likewise, the Concessionaire agrees not to request to the authority the relinquishment or reduction of the concession area exclusively with respect to the Layback Zone, in the understanding that with respect to the rest of the Concession it will be free to fully exercise the rights afforded to it as a concessionaire by the Mining Act and its Regulation.

(c)	The Concessionaire agrees, during the term of this agreement, to maintain the Concession in good standing and up to date with payments and other applicable obligations with respect to mining duties and rights under the Mining Act and its Regulation, and will inform the Operator of any notice received from any authority relating to the Concession, when these may in any manner affect the Layback Zone and its operations, or the terms hereof. Notwithstanding the foregoing, there shall be no breach by the Concessionaire of the obligations set forth in this section if the cause of such breach was a failure by the Operator to comply with any obligation set forth in this agreement or negligence on the part of the Operator.

(d)	Use reasonable commercial efforts within the scope of its powers and exclusively in its capacity as Concessionaire to collaborate with the Operator in the oppositions that may be applicable to the 2020 Concession Applications, in obtaining environmental consents, authorizations, orders and approvals or of any other nature necessary and appropriate to enable the execution of the mining operations in the Layback Zone under the terms hereof. In this regard, it is expressly provided that the Concessionaire shall not be obligated to make any payment or incur any expense in the process of collaborating with the Operator as set forth in this agreement, nor will it have the obligation to obtain such environmental consents, authorizations, orders and approvals or of any other nature.

(e)	If under the Canadian standard identified as National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (or any instrument, standard or regulation that complements, modifies or replaces it during the term of this agreement), the Operator must prepare and present to the regulatory authorities of the Canadian capital markets technical reports or other information related to the resources and reserves in the Layback Zone (hereinafter referred to as "NI-43101 Reports"), and for this the Operator requires information in addition to that provided by the Concessionaire as of the date of this agreement, the Concessionaire shall allow representatives of the Operator access to the information which is mentioned below, no more than 3 (three) times a year, in the understanding that it should be used exclusively to comply with applicable legislation: (i) the drilling cores that the Concessionaire obtained from the Layback Zone and the database of such drills, (ii) the permits obtained by the Concessionaire to carry out exploration work in the Layback Zone prior to the signing of this agreement, and (iii) the information or reports delivered to the corresponding authority regarding compliance with the obligations of the Concession pursuant to the Mining Act and its Regulation and that include information from the Layback Zone. The Operator shall indemnify the Concessionaire and/or any of its affiliates, employees, contractors and agents against any damage suffered by any of them directly or indirectly, arising from any visit by the Operator, its affiliates, employees, representatives and agents to the Concessionaire's facilities to access such additional information. The Concessionaire shall in good faith allow the Operator and its representatives access to the information herein before described, but shall not make any warranty as to the accuracy of such information or its suitability for the Operator's and/or its representatives' purposes. The Concessionaire shall have no obligation to make any payment or incur any expenditure, nor shall it have any involvement in or responsibility for the preparation or presentation of any information or estimates, calculations or interpretations to be included in NI-43101 Reports or any liability with respect to the content of such reports, and therefore the Operator shall indemnify and hold harmless the Concessionaire in the event of any claim by third parties against the Concessionaire for the content and/or use of such information in the NI-43101 Reports. The information indicated in subsections (i) to (iii) of this paragraph is considered Confidential Information and exclusive property of the Concessionaire, in accordance with the provisions of the Section 20 and Section 21 of this agreement, so prior to its publication in any NI-43101 Report, The Operator must make available to the Concessionaire those parts of the NI-43101 Reports that refer to the Concessionaire and / or its affiliates, or that show Confidential Information of the Concessionaire and / or its affiliates, with no less than ten (10) business days prior to the delivery of such reports to the competent Canadian authority. If the Concessionaire does not submit any comment to the Operator within such ten (10) business days, the report will be presented to the competent authority at the end of said period. Within such period of ten (10) business days, the Concessionaire may make comments and / or request adjustments from the Operator regarding such parts of the NI43-101 Reports. The Operator will do everything possible to reflect the Concessionaire's comments, and will give good reasons for those comments that are not adopted, with the understanding that the final decision regarding any change to be made to the NI-43101 Reports will be at the discretion of the independent author (s) of the report (identified as "Qualified Person" or "QP" under the NI-43101 standard).

(f)	The Concessionaire agrees to respond directly to the administrative and judicial authorities and to address and pay any claim related to the Federal Labour Act; the Social Security Act; Infonavit Legislation; Fiscal or Tax Legislation or any other legal provision in force that may be submitted against the Operator but that is related to the workers and employees of the Concessionaire, given that there shall be no individual employment relationship; individual employment contract, legal subordination, nor any employment-related rights whatsoever between the Operator and the Concessionaire and their respective employees, agents, and contractors.

(g)	Cooperate with the Operator and its affiliates in good faith to meet any requirements that may be imposed by creditors and other financing providers of the Operator under the financing agreements for the Camino Rojo Mining Project, provided that such cooperation does not involve the need to make any payment or incur any expenditure, the rights and obligations of the Concessionaire established in this agreement are not adversely affected and the requirements are in customary market terms for this type of operations.

SECTION 10. ENVIRONMENTAL LIABILITY.

The Operator shall be liable in relation to the operations carried out by the Operator in the Layback Zone for addressing compliance with environmental regulations, including but not limited to, the General Ecological Balance and Environmental Protection Act, the General Act for the Prevention and Comprehensive Management of Hazardous Waste, the General Sustainable Forestry Development Act, the National Waters Act, or any other legislation related thereto and their regulatory provisions, as well as federal, state, and municipal environmental ordinances.

The Operator agrees to obtain the authorizations, concessions, permits or licences from the Ministry of the Environment and Natural Resources (SEMARNAT), the National Water Commission (CONAGUA) or any other competent federal authority, as well as from any state and municipal authorities as required, in accordance with applicable legislation and regulations, in order to be able to mine the Layback Zone; likewise, the Operator agrees to comply with each and every one of the conditions that any competent authority may impose, avoiding at all times damage due to contamination of the soil, subsoil or groundwater or any other damage to the environment. The Operator shall respond directly to the administrative and judicial authorities with respect to such compliance, whether it is questioned by the authorities themselves or by any other individual or entity, or by the damages alleged by such individual or entity, either before the administrative or judicial authority, even when it involves collective actions derived from the development and operation of the Camino Rojo Project.

Subject at all times to compliance with the provisions of Section 15, the Operator shall be liable for any legal consequences arising from any claim, including remediation, compensation, restoration or any other similar measure or the payment of penalties or fines or any other economic consequence and shall maintain the Concessionaire harmless from any civil, criminal or administrative claim that may arise as a result of the activities that are the subject-matter hereof, except in cases where such damage is the result of situations that are beyond the control of the Operator, including Acts of God or force majeure, or which have not been caused by the Operator in the Layback Zone as a result of the work done by the Operator or the breach of this agreement, circumstances which the Operator must present before the competent environmental authority.

The Operator agrees to provide to the Concessionaire copy of all of the environmental documents related to the Layback Zone submitted to SEMARNAT or other competent authority, including the closing of permits, within 30 (thirty) business days after having submitted such documentation or requested the corresponding permit, or having received notice from SEMARNAT or from the competent authority regarding the aforementioned documents or permits.

The Concessionaire declares that to the best of its knowledge as of the date of execution of this agreement, no environmental impact, liability and/or contingency whatsoever exists within the Layback Zone. That as of the date of execution of this agreement, the Concessionaire has only carried out exploration and not mining activities in the Layback Zone, the only environmental impact that it has made and is not aware of any other type of environmental impact, circumstances that are known and accepted by the Operator and that the Operator receives the Layback Zone without any visible trace of exploitation or environmental contamination, and assumes from the date of this agreement, any environmental liability and agrees to indemnify the Concessionaire from any civil, criminal or administrative claim against the Concessionaire from the activities it carries out and those derived from the exploitation and development of the Camino Rojo Project.

To have greater clarity on the environmental responsibility indicated in the immediately preceding paragraph, the Operator and the Concessionaire have carried out a joint visit and inspection of the area comprising the Layback Zone, in order to identify the visual status of the area comprising the Layback Zone. The Parties executed and agreed on minutes with the result of such visit.

SECTION 11.        COMPLIANCE WITH LEGISLATION APPLICABLE TO THE CLOSURE OF MINING SITES.

The Operator agrees to perform all activities required by applicable legislation and regulations, including environmental standards related to the closure of the mining unit, as well as site remediation and restoration as required by the legal provisions or orders issued by a competent authority.

Likewise, the Operator agrees to indemnify and hold harmless the Concessionaire for any administrative or judicial claim, whether of administrative, civil, commercial or criminal nature, presented by third parties, whether individuals or companies, ejidos, communities or the general population, whether from neighboring communities or not, or local, state or federal authorities, for the exploration or exploitation of the Layback Zone that arises within 12 (twelve) years of the conclusion of the closure plan that has been approved by the Secretariat of the Environment and Natural Resources (SEMARNAT) or competent environmental authority for the mining unit. The obligations established in this section shall survive in the event of the occurrence of any of the causes for early termination or rescission established in this agreement.

Likewise, the Operator agrees to fully comply with the closure plan approved by the Ministry of the Environment and Natural Resources (SEMARNAT) or the competent environmental authority for the mining unit and to obtain the release certificate from SEMARNAT. The Operator agrees to provide to the Concessionaire the mine closure plan for the Layback Zone within 10 (ten) business days following receipt by the Operator of the approval of such plan by SEMARNAT, and to provide a copy of any amendment or update to such plan within 30 (thirty) business days from the date of such amendment or update.

SECTION 12.        default interests

If the Operator does not duly pay in the form required the amounts owed to the Concessionaire under in this agreement, it shall pay to the Concessionaire default interests calculated on the unpaid amount(s), and until the same is (are) paid, at an annualized interest rate reviewable monthly, comprised of 1.5 (one point five) times the sum of: (i) 5 (five) percentage points, plus (ii) the interest rate for deposits in Dollars maturing in one month, in funds available on demand in the interbank market in London, England, published as ICE LIBOR by ICE Benchmark Administration Limited, on the due date of such payments, or on the date of review of the interest rate if the debt extends for more than 30 (thirty) calendar days.

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If ICE LIBOR ceases to be published or is not available, the reference rate that replaces such interest rate will be used for deposits in Dollars maturing in one month in funds available on demand in the interbank market of London, England, or another alternative reference rate chosen by the Parties that reasonably considers market practices for these deposits in Dollars.

Default Interests shall be calculated on the basis of a year of 360 (three hundred and sixty) days and for the number of days actually elapsed. Accrued default interest will be paid on the last business day of the corresponding calendar month, or on the date of payment of any portion of the amounts due.

SECTION 13. INDEMNITY BY THE OPERATOR

Notwithstanding the other terms of this agreement, the Operator agrees to indemnify, defend and hold harmless the Concessionaire, its affiliates, shareholders, representatives, officers and/or employees from any suit, claim, penalty, fine, damage and/or loss (including legal fees and expenses) that any of them may sustain from omissions, negligence, acts or deeds attributable to the Operator and/or to its subsidiaries, and/or its personnel and/or its contractors as a result of the development and operation activities in the Layback Zone and/or arising from any failure by the Operator to comply with its obligations hereunder, and / or if the representations and warranties of the Operator contained in this agreement are materially incomplete, false or inaccurate.

SECTION 14. INDEMNITY BY THE CONCESSIONAIRE

The Concessionaire agrees to indemnify, defend and hold harmless the Operator, its affiliates, shareholders, representatives, officers and/or employees from any suit, claim, penalty, fine, damage and/or loss (including legal fees and expenses) that any of them may sustain as follows:

(a)	If the Concession is cancelled for causes attributable to the Concessionaire, including but not limited to the Concessionaire's negligence or failure to comply with its obligations under Section 9 of this agreement;

(b)	If there is a valid prior claim by a third party, or the existence of a better right, in relation to the rights that this agreement grants to the Operator;

(c)	If there is any claim related to the Federal Labour Act; the Social Security Act; the Infonavit Legislation; Fiscal or Tax Legislation or any other legal provision in force related to any claim filed against the Operator by the Concessionaire's workers and contractors as a result of events occurring during the term of this agreement (or prior to it) in accordance with Section 9, paragraph f);

(d)	If the authorities require the Operator to pay taxes or duties or any other matter, whether in favor of the state or third parties, corresponding to the area of the Concession which is outside of the Layback Zone and which according to this agreement is the responsibility of the Concessionaire; and

(e)	If the representations and warranties of the Concessionaire contained herein are materially incomplete, false or inaccurate.

The maximum liability of the Concessionaire shall not exceed the value of the amounts paid by the Operator under Section 2 of this agreement.

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SECTION 15. LIABILITY PROCEDURE

The following provisions shall apply to both Parties in the event of any request for payment or claim of alleged responsibility (hereinafter a "Claim") asserted only by third parties either by, among others, any governmental or regulatory body or any tax or environmental authority, whether such Claim is made directly to any of the Parties or indirectly through another Party, in the understanding that the procedure established in this section is not applicable to payment obligations by the Operator:

(a)	If any person, entity or body submits a Claim to one of the Parties relating to the Layback Zone regarding the breach of obligations of the other Party provided in this agreement, the Party that received the Claim (hereinafter for the purposes of this section, the “Non-Responsible Party”) shall give prompt and timely notice in writing to the other Party (hereinafter for the purposes of this section, the "Responsible Party") of such Claim as soon as possible after becoming aware of it or receiving such notice, including a copy of the communication or notice received as well as any other material or document or communication relating thereto. It is understood that if the Non Responsible Party fails to provide such written notice to the Responsible Party in order for it to be able to adequately take such pertinent actions to resolve or mitigate any damage caused or safeguard the corresponding means of defense, the Non-Responsible Party may respond directly to the request, or, where appropriate, present the actions or challenges that deems appropriate, in order to safeguard the defense actions available to the Responsible Party, and in such case it shall give a copy of the actions taken to the Responsible Party as soon as reasonably possible. Notwithstanding what is stated in this paragraph (a), the obligations of the Responsible Party established in this agreement will remain in force and will not be diminished or extinguished by the action or non-action of the Non-Responsible Party, and in the event that the delay of the Non-Responsible Party in the notice to the Responsible Party increases the claim amount, the Non-Responsible Party will be responsible for such increase only in the event of negligence or willful misconduct.

(b)	If the Claim is received directly by the Responsible Party, whether from competent authorities or from any other person, the Responsible Party shall give prompt and timely written notice to the Non-Responsible Party of such Claim, and such notice shall include a copy of the communication or notice, as well as any other material or document or communication relating thereto;

(c)	If the Claim relates to any alleged liability of the Responsible Party to any other person including, but not limited to, any governmental or regulatory body or any tax authority, in relation to mining rights, including without limitation Exploitation Taxes and Fees, or where failure to pay or action may cause the impairment or cancellation of the rights of the Concessionaire or the Concession, or that it is of such a nature that by applicable law payment must be made before the relevant procedure to challenge the existence or amount of the alleged liability can be implemented or completed, the Responsible Party shall proceed to make such payment directly or take the necessary action within the time frame required to do so and after such payment, will present and shall continue its respective legal challenge or appeal process;

(d)	For greater certainty, the Responsible Party shall pay directly to the respective authority or party the required amounts, including interest and penalties if applicable, and once the payment has been made, it may oppose or defend the Claim made against it and submit, with a copy to the Non Responsible Party, those judicial and administrative remedies that are appropriate or convenient, keeping the Non Responsible Party informed at all times, all at the expense and exclusive cost of the Responsible Party.

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(e)	The Non Responsible Party shall cooperate fully and make available to the Responsible Party all relevant information and documentation that is necessary for the Responsible Party to carry out its defense. Notwithstanding the foregoing, if the Concessionaire is the Non-Responsible Party, it will only cooperate and make available to the Responsible Party that information and documentation that is exclusively related to its status as Concessionaire and is necessary for the Operator to exercise its legal defense.

(f)	If the Non Responsible Party is also named as a party to any proceeding and is legally required to be a party thereto, the Non-Responsible Party shall have the right to retain counsel to advise it with respect to such challenge and the reasonable expenses and costs thereof shall be borne by the Responsible Party.

(g)	Unless the interests of the Responsible Party and the Non-Responsible Party with respect to such Claim are adverse, the Responsible Party shall (i) keep the Non-Responsible Party and its attorney reasonably informed, (ii) to the extent reasonably practicable, give the Non-Responsible Party and its attorney the opportunity to review and comment in advance on all written communications and submissions relevant to the Claim; and (iii) consider in good faith any reasonable suggestions made by the Non Responsible Party or its counsel or the request of the Concessionaire and its counsel to submit documentation or to attend those parts of any meeting and proceeding relating to the Claim, provided that the foregoing cannot be deemed to represent a waiver of any legal privilege under applicable legislation.

SECTION 16.        Limitation OF LIABILITY

None of the Parties will be responsible for amounts that exceed the actual damages suffered by such Party. The Parties waive any right to recover punitive, special, exemplary, indirect, incidental, and consequential damages or for any loss of profits or loss of earnings, or amounts covered under an insurance policy.

The Parties shall be liable to each other for actual and effective damages suffered directly by such Party following compliance with the process set out in the previous section and provided that a final judicial determination has been obtained from the relevant authority, which is no longer appealable, in which case, any costs or expenses directly incurred by the Non-Responsible Party in the resolution of such Claim or the conduct of any legal, administrative or other proceeding shall be paid and/or reimbursed as appropriate by the Responsible Party to the Non-Responsible Party.

Neither Party shall be indemnified by the other Party to the extent that such Party has received payment of a Claim from another source, including insurance. If a Party makes a payment for a Claim and after such payment is made, the other Party subsequently receives a payment from another source, including insurance, with respect to such Claim, that Party shall promptly reimburse the amount paid to the Party that initially made the payment.

Section 17.        RESCISSION FOR BREACH.

The Parties may rescind this agreement without the need of a court order for breach of obligations by the other Party in the following cases:

(a)	This agreement may be rescinded by the Concessionaire:

(i)	for failure to make of any of the payments set out in Section 2 of this Agreement to be made by the Operator or for lack of payment from the Operator to any affiliate of the Concessionaire, provided that the Concession is in good standing and the rights granted to the Operator under this agreement to carry out the works and activities in the Layback Zone are not suspended by the competent authority for reasons attributable exclusively to the Concessionaire and/or its affiliates;

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(ii)	if the Operator exploit and/or performs any unauthorized activity outside the borders of the Layback Zone, considering the surface and depth thereof to be as defined in Annex 2 of this agreement;

(iii)	if the representations and warranties of the Operator contained herein are materially incomplete, false or inaccurate;

(iv)	when, due to causes attributable to the Operator and/or its affiliates, the Concession is cancelled;

(v)	when, for reasons attributable to the Operator and/or its affiliates, the Camino Rojo Tit 230914 concession and/or the mining concession that grants the exploitation rights of the Camino Rojo Project is cancelled;

(vi)	if due to breach by the Operator of any contracts and / or agreements entered into with the Concessionaire or its affiliates, any such agreements is rescinded;

(vii)	when the Operator enters into a process of creditors’ rights, insolvency, reorganization or liquidation process, legal dissolution declared or such events are declared by a competent judge according to the applicable law.

(b)	This agreement may be rescinded by the Operator:

(i)	if the Concession is cancelled for causes attributable exclusively to the Concessionaire and/or its affiliates;

(ii)	if the right granted to the Operator under this agreement to carry out works and activities in the Layback Zone is suspended by the competent authority for causes attributable exclusively to Reyna and / or its affiliates;

(iii)	if the representations and warranties of the Concessionaire contained herein are materially incomplete, false or inaccurate;

(iv)	if due to breach by the Concessionaire of any contracts and / or agreements entered into with the Operator or its affiliates, any such agreements is rescinded;

(v)	when the Concessionaire enters into a process of creditors’ rights, insolvency, reorganization or liquidation process, legal dissolution declared or such events are declared by a competent judge according to the applicable law.

Notwithstanding the provisions of paragraph (b) subsection (ii) of this Section, the Operator may not terminate this agreement if the suspension of operations and works in the Layback Zone by the competent authority: (1) is temporary and does not extend for more than 30 days; or (2) it is partial, that is, it only affects some of the operations and works and does not materially affect the extraction of ore from the Layback Zone.

In the event of breach of obligations other than those mentioned in paragraphs a) and b) of this section, and established hereunder, the non-breaching Party shall give written notice to the other Party, indicating the breach incurred by the other Party. The breaching Party will have 60 (sixty) calendar days to comply with its obligations (except for the payment obligations of the Operator, which must be fulfilled immediately). If the breach is not cured with such period, the non-breaching Party may rescind this agreement at any time. The Party alleging non-compliance may request to the competent jurisdictional authority to terminate this agreement and, where appropriate, to determine and quantify damages caused.

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SECTION 18.        METHODS OF TERMINATING THE AGREEMENT.

This agreement shall be deemed terminated, and have no force or legal effect whatsoever, without the need for legal action, in the following circumstances:

(a)	Upon the expiry of the term set forth in Section 3 of this agreement.

(b)	By mutual written agreement between the Parties.

(c)	Upon rescission by either Party in accordance with Section 17 above.

(d)	The Operator may early terminate the agreement to suit its interests, by sending written notice to the Concessionaire, delivered at least 90 (ninety) calendar days prior to the date it wishes to terminate the agreement.

(e)	In the event that the Condition Precedent is not met within the six months following the execution of this agreement as established in Section 37.

Except for the termination of this agreement pursuant to subsection e) above, the Operator may only terminate this agreement early once the total consideration set forth in Section 2 and the Exploitation Taxes and Fees accrued have been paid in its entirety, provided that the Concession has not been cancelled and/or the right to carry out the works and activities granted to the Operator under this agreement is not suspended by competent authority for reasons attributable to the Concessionaire and/or its affiliates.

SECTION 19.        PROCEDURE IN CASE OF TERMINATION

In the event of termination of this agreement, except for the termination of this agreement pursuant to section 18, subsection e) above, the Parties shall proceed as follows:

(a)	The Operator is obliged to abandon and leave the Layback Zone, free of any impediment or obstacle that hinders the potential development, exploration or future exploitation of the sulfide minerals contained at greater depth in such zone, including, but not limited to, equipment, machinery, works and constructions of a permanent or temporary nature, waste deposits or any other type of material within 60 (sixty) calendar days following the termination of this agreement;

(b)	The Operator shall hand over the Layback Zone free of any encumbrance or limitation of ownership, up to date in the performance of works or mining activities and without labour, fiscal or civil liabilities of any kind, within 45 (forty-five) business days following the date of termination of the agreement, by means of a document drawn up and signed by the Parties as proof thereof.

(c)	Prior to the date of termination, the Operator shall have paid the Concessionaire the full amount of the consideration set out in Section 2, as well as any outstanding amounts of the Exploitation Taxes and Fees and other obligations of the Operator established in this agreement, that may have been caused prior to the termination date of this agreement.

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(d)	Prior to the termination date, the Operator also agrees to deliver to the Concessionaire, a true copy of the studies and exploration works that have been carried out in the Layback Zone. Also, the Operator shall provide the Concessionaire with all information corresponding to the year in which the termination occurs and the calendar year prior to such date, which is necessary to maintain the Concession in force and up to date in the compliance of obligations established in the Mining Act and its Regulations, and those established in Section 7 of this agreement.

(e)	Once the obligations listed in the foregoing points a), b), c) and d) have been met, the Parties shall appear before the Notary Public in Mexico City of the Concessionaire’s choosing, in order to grant or, where applicable, ratify the legal document terminating this Exploitation Agreement. The notarial and registration expenses incurred as a result of granting or notarizing the aforementioned agreement shall be borne by the Operator.

SECTION 20.        OWNERSHIP AND USE OF INFORMATION

All information acquired or developed by the Operator and its agents as part of the Camino Rojo Mining Project, whether or not arising from the Layback Zone, as well as all of the drafts and final versions of any drawing, design, engineering or other drawings, models, records, reports, notes, studies, manuals, materials and documents and other information developed or obtained during or by reason of the mining operations conducted in the aforementioned zone by the Operator and its agents, except Confidential Information regarding the Layback Zone that has been provided by the Concessionaire, shall be the exclusive property of the Operator and shall be considered part of the Confidential Information of the Operator. The Operator shall share with the Concessionaire all information submitted to the competent authorities, as well as all necessary information for the purpose of future development of the sulfide minerals located deeper in the Concession, and for the fulfillment of the obligations of the Concessionaire under applicable laws, which is expressly consented by the Operator.

All information acquired or developed before the date of this agreement by the Concessionaire and its agents arising from the Concession, including the Layback Zone, and the information developed or obtained during the term of this agreement by the Concessionaire and its agents related to their exploration work and any other activity carried out in the Concession, excluding the Layback Zone, will be the exclusive property of the Concessionaire and will be considered as part of the Concessionaire's Confidential Information of the Concessionaire. The Concessionaire will not have the obligation to share such information with the Operator except in the cases expressly provided in this agreement.

In the event of termination of this agreement, the Operator will make its Confidential Information related to the Layback Zone available to the Concessionaire so that it can comply with its obligations under applicable laws, as well as for the future development of the sulphide minerals located deeper in the Concession, which includes, among others, the performance of due diligence processes by third parties which must be subject to confidentiality obligations similar to those contained in this agreement. Notwithstanding the foregoing, in the event of termination of this agreement for causes attributable to the Concessionaire, the Operator will make its Confidential Information related to the Layback Zone available to the Concessionaire, only so that the Concessionaire can comply with its obligations under the applicable laws.

In any case, any information shared between the Parties under this clause will be used by the receiving Party at its sole risk, and as a result, the Party that received the information will indemnify and hold harmless the other Party in case of any third-party claim for the content and / or use of such information.

SECTION 21.        CONFIDENTIALITY

The Parties and their respective subsidiaries or personnel agree to treat as confidential and maintain absolute secrecy regarding any verbal or written confidential information, directly or indirectly related to the purpose hereof, and agrees not to reveal, disclose, or deliver such information to third parties unrelated to the Parties. The Parties agree to take the necessary measures to ensure that persons handling the confidential information provided to them in connection with or as a result of this agreement, do not disclose such information, and that third parties unrelated to the Parties do not have access to such information in order to safeguard the confidentiality of such information.

22

For purposes hereof, Confidential Information shall mean all information in the possession of either Party, or which they have access to, or is known by them related to this agreement, including but not limited to the following: engineering, administrative, financial and business information, reports, plans, projections, trade secrets (such secrets understood as any information of industrial or commercial application stored by any of the Parties of any confidential nature, which may allow any of the Parties to obtain or maintain a competitive or economic advantage over third parties while performing economic activities), drilling and blasting advances or outcomes, as well as any geological, geochemical, geophysical and relating to titles, economic, legal, accounting, contractual, commercial, technical, quantitative and qualitative formulas, manufacturing methods, analytical techniques, records, reports, diamond drilling mapping, analyses, calculations, reviews, maps, charts, documents, as well as the analysis of working documents, compilations, comparisons and studies, and other documents containing or reflecting such information, and any other written, oral, or drawn information in documents, electronic or magnetic media, microfilms, films, pictures or any other means which the Parties receive from one another under or in respect of this agreement. It is expressly acknowledged that Confidential Information shall be considered in its broadest sense, regardless of whether it has been expressly classified as confidential or not, such that the Parties’ rights, property and ownership regarding the Confidential Information is protected in the broadest sense, while guaranteeing absolute discretion and confidentiality.

Each Party acknowledges and agrees that the other Party’s Confidential Information is a commercial and/or industrial secret, is its private property, so that failure to comply with the confidentiality obligation with respect to Confidential Information causes irreparable harm to it.

The Parties agree to immediately communicate to the Party that is the owner of the Confidential Information any circumstance that may affect its confidentiality, so that the owner of such information may take the measures it deems appropriate.

If Confidential Information becomes known to third parties through fraud, negligence or bad faith attributable to either Party and/or its personnel, such Party shall be liable for any damages caused to the other Party in accordance with the legal liabilities and penalties established by the United Mexican States legislation the in effect, including but not limited to trade and/or commercial secrets considered herein and in the applicable legislation.

The obligation of confidentiality provided hereunder shall survive even after the termination date of this agreement for any reason.

The following are exempt from the obligation of confidentiality herein agreed:

(a)	Any information that was part of the public domain at the time of delivery to either Party.

(b)	Any information that becomes part of the public domain, except as a result of a breach hereof by either Party.

(c)	Any information that, without breaching this agreement, is in the possession of the other Party at the time it is received and such can be reliably proven.

(d)	Information provided by a third party to either Party, provided that such third party has no obligation of confidentiality towards any of the Parties.

(e)	Information independently developed by either Party and/or any of its subsidiaries, without having knowledge of the Confidential Information of the other Party.

23

(f)	Information required by creditors, financial institutions, and financiers of any of the Parties and / or any of their affiliates, including copies of this agreement, as long as it is in market terms and customary in the financings of this type of activity by creditors, financial institutions and financiers of any of the Parties and / or any of their affiliates which shall be subject to obligations of confidentiality by such parties.

(g)	In the event that any Party receives a request from a competent authority to disclose Confidential Information referred to in this section, the Party shall give notice to the affected Party immediately so that the affected Party may take such measures it deems appropriate. In this case, the Party that is legally required to disclose shall not be held liable for breach of confidentiality.

For purposes of this section, the term Party or Parties includes any member of the board of directors or sole director, or any officer, executive, representative, trustee or agent, employee, worker, shareholder, member of the board of creditors or other board, any advisor, funding source, consultant, and/or any of its subsidiaries, ensuring that none of these persons shall use such information in any manner for their own benefit or for the benefit of third parties.

If pursuant to securities legislation and/or stock exchange regulations, any Party shall be obligated to disclose from time to time information related to the terms hereof, such information may be disclosed provided that the text of any public notice or statement, including press releases that either Party intends to release, is made available to the other Party prior to its publication and its approval is obtained in writing, which shall not be denied without justification and delivered within a period of three (3) business days from the date it received the text of the intended communication. For greater certainty, any other information related to the Camino Rojo Mining Project, to the Camino Rojo Tit concession. 230914 and the production information regarding the Layback Zone, shall not require prior approval by the Parties for disclosure, which shall be made solely at the discretion of the Operator and its affiliates. For greater certainty, the Parties agree and confirm that in accordance with the securities legislation and / or rules of the stock exchange applicable to the Operator and its affiliates, this agreement must be publicly disclosed through its registration in the Canadian system called Electronic Document Analysis and Retrieval (SEDAR).

SECTION 22.        TRANSFER OF RIGHTS AND OBLIGATIONS. GUARANTEES

The Parties expressly agree that this agreement and the obligations arising hereof can not be transferred, or encumbered, in whole or in part, without the other Parties’ prior written consent, and any assignment, transfer or encumbrance made in contravention hereof shall be null and void and have no legal force and effect.

Notwithstanding the foregoing, the Parties hereby agree that each of them may assign or transfer, in whole or in part, to a subsidiary or legal entity member of the same investment group to which it belongs with the same level of solvency, this agreement or the rights and obligations arising from it, subject only to written notice to the other Party within 15 (fifteen) business days prior to the assignment, alienation or transfer, provided that this agreement and the rights and obligations of any of the Parties are not adversely affected, with the assigning Party agreeing to cause the assignee or the acquirer to comply with the terms and conditions of this agreement.

The Parties agree that the Operator may assign and pledge this agreement or grant liens as applicable on the rights stipulated under this agreement, in whole or in part, to its financing providers as required by them, provided that (i) the rights and obligations of the Concessionaire are not adversely affected (ii) such financing is on market terms and in compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), and any other applicable law, and to finance the Camino Rojo project, (iii) the assignee expressly accepts and adheres to the terms and conditions of this agreement and (iv) the Concessionaire receives written notice within 5 (five) business days prior to the assignment or grant by the Operator. In the event of non-compliance with the terms hereof, the assignment or grant by the Operator will not be valid and will be legally null and void.

24

For greater certainty, the Parties agree that the Operator may assign and give as collateral the rights and benefits derived from this agreement or grant liens relevant to the rights established in this agreement, in whole or in part, (a) to the Finance Parties as such term is defined in, and in accordance with, the loan agreement dated December 18, 2019 entered into among Orla Mining Ltd., as borrower, GLAS Americas LLC, as collateral agent, and GLAS USA LLC, as administrative agent (as such agreement may be amended, supplemented, restated, replaced, or otherwise modified from time to time, the “Loan Agreement”) and (b) in connection with any refinancing, refunding or replacement of the Loan Agreement. The foregoing, provided that (i) the rights and obligations of the Concessionaire are not adversely affected, (ii) the transferee expressly accepts and adheres to the terms and conditions of this agreement, and (iii) the Concessionaire receives written notice within 10 (ten) business days after the assignment or grant by the Operator. If there is non-compliance with the provisions of this paragraph, the assignment or grant by the Operator will not be valid and will be legally null and void.

SECTION 23.        CIVIL LIABILITY INSURANCE

The Operator agrees to deliver to the Concessionaire, within a period of 10 (ten) calendar days from the commencement of the term of this agreement, and in each anniversary year of this agreement, any certificates or documents proving that civil liability insurance has been contracted in the amount of not less than US $1,000,000.00 (one million dollars 00/100 legal currency of the United States of America), in which the Concessionaire shall be named as an additional beneficiary (“additional insured”) in the event of any risk affecting the assets of the Concessionaire, which shall remain in force for the term of this agreement.

The insurance described in the preceding paragraph shall cover damages in favor of the Concessionaire and third-party indemnification arising from the performance of this agreement.

In the event that the policy does not cover the total amount of the payment of damages and indemnification to third parties affected by the performance of works under this agreement, the Operator agrees to pay the difference between the damage caused and the amount covered by the insurance policy. If the Operator fails to pay this amount, the Concessionaire shall pay the corresponding amount and the Operator will be obliged to reimburse the Concessionaire for any difference that may result, within 5 (five) business days.

The Operator agrees to process any adjustments to the insurance policy that it has undertaken to deliver under the terms of this agreement.

Under no circumstances shall the Operator be released from the delivery of the insurance policy referred to in this Section.

SECTION 24.        ACTS OF GOD AND FORCE MAJEURE

For purposes of this agreement, acts of God or of force majeure shall mean those inevitably affecting the ability of any Party to fulfill its obligations, including but not limited to floods, pandemics, epidemics, national and international health emergencies, fires, explosions, wars, revolutions, acts of sabotage and vandalism, strikes, acts of terrorism, government restrictions and orders, all established as such in accordance with the procedures prescribed by applicable laws (hereinafter, a “Force Majeure Event”). In such cases, each Party shall be exempt from fulfilling its obligations hereunder, that are affected by a Force Majeure Event for more than 30 days. If the Force Majeure Event lasts more than 30 (thirty) days, the Parties must meet to, in good faith, agree on the adjustments that may be necessary to the provisions of this agreement, including the extension or deferral of timeframes and / or the term of this agreement, executing the corresponding amendment to this agreement, in the understanding that the term of this agreement will be extended for the total term or terms that the Force Majeure Event(s) last that affect the performance of works and activities in the Layback Zone during the term hereof. In no case will the payment obligations of the Parties or the obligations to keep the Guachichil D1 Tit. 245418 and Camino Rojo Tit. 230914 in good standing will be excused due to Force Majeure Events.

25

If the above-mentioned assumptions occur, the Party affected by Force Majeure Events shall notify the other Party within a period not exceeding 5 (five) business days after it becomes aware of such Force Majeure Event, its existence and start date, as well as an estimate of its duration and proposed mitigation measures.

If the causes of the suspension have ceased, the Party concerned shall notify, in writing and without delay, the other Party in order to resume the obligations under this agreement.

SECTION 25.         DOMICILE OF THE PARTIES

All notices to be given between the Parties shall be sent by letter with acknowledgement of receipt, by email with digital signature or any other reliable means, to the following addresses:

(a)	To the Operator: <contact information redacted>

(b)	To the Concessionaire: <contact information redacted>

In the event that any Party changes its address, such Party shall notify the other Party or Parties in writing within fifteen (15) calendar days; otherwise, the notice will be deemed to have been served to the address that appears in the representations hereof.

SECTION 26.        annexeS.

The Parties agree that the Annexes to this agreement are as follows:

Annex 1. Concession Title Guachichil D1 T.- 245418.

Annex 2. Plan and section views with the dimensions of the Layback Zone

Annex 3. Concession Title Camino Rojo T.- 230914.

Annex 4. Quarterly Technical Report.

Annex 5. Minutes of the Environmental Inspection Visit.

SECTION 27.        APPLICABLE LAW AND JURISDICTION

The applicable law for interpreting this agreement shall be the federal legislation in force in the United Mexican States.

In the event of a claim, disagreement or dispute regarding, arising from or in relation to the validity, interpretation, violation, breach or performance of this agreement, the Parties shall use best efforts to resolve such dispute as soon as possible, amicably and in good faith within thirty (30) calendar days of the date of the claim, disagreement or dispute arose.

26

If an agreement cannot be reached regarding the corresponding claim, disagreement or dispute, it shall be submitted for final decision to the jurisdiction of the competent Courts located in Mexico City, the Parties renouncing any jurisdiction that may correspond to them for any reason.

SECTION 28.        ANTI-CORRUPTION

The execution of this agreement implies taking cognizance of and agreeing to comply with the following policy of the Concessionaire and its affiliates:

(a)	The Concessionaire has a zero-tolerance policy with respect to corruption and bribery in any form. This includes: (a) active bribery: offering, promising, or providing a financial or in-kind benefit to another person in order to obtain or retain business or a benefit; (b) passive bribery: accepting, soliciting, or implying a financial or in-kind benefit in exchange for the improper performance of a relevant role or activity.

(b)	It is the Concessionaire’s policy not to allow facilitation payments, understood as payments to accelerate a routine process to which it is entitled, for example, the expediting of government procedures, customs procedures, etc.

(c)	The Concessionaire does not approve or give in any manner consent to its advisors, agents, contractors, suppliers or strategic partners to directly or indirectly engage in corruption or bribery activities, or facilitation payments for its own benefit.

(d)	Any party contracting with the Concessionaire shall keep a reasonable accounting system and record to clearly identify the costs incurred on their behalf and on the use of financial or material resources for this purpose, giving the Concessionaire the right to examine such information, with five business days constituting sufficient notice from the Concessionaire. Furthermore, the Party contracting with the Concessionaire shall keep the above-mentioned information on file for a period of not less than five years.

(e)	In the event that the Concessionaire becomes aware—or even has reasonable evidence—that any of its advisors, agents, contractors, suppliers or partners has engaged in or will engage in any of the aforementioned activities, it reserves the right to review and/or terminate the business relationship with its counterparty.

(f)	If the Operator outsources goods or services relating to the Concessionaire, the Operator shall ensure that the third-party provider of goods or services acknowledges and complies with these policies.

SECTION 29.        EXCLUSIVITY

The rights granted to the Operator in respect of the Layback Zone are exclusively in favour of the Operator, and the Concessionaire may not independently, directly, or through related entities or third parties, carry out mining operations in the Layback Zone or grant rights hereunder.

SECTION 30.        ACTIVITIES OUTSIDE THE LAYBACK ZONE

The Parties declare that this agreement does not in any way restrict the ability of each of them to carry out (directly or through third parties, individually or jointly with others) activities and business in Mexico outside of the Layback Zone or abroad, including with respect to activities and business that directly compete with the Concessionaire and/or the Operator. Notwithstanding the foregoing, the Operator shall be restricted from conducting such activities or business (directly or through third parties, individually or jointly with others), in locations outside the Layback Zone that are within the Concession or any mining concession owned by Reyna and/or any of its affiliates, as provided under this agreement.

27

SECTION 31.        SURVIVAL OF CERTAIN PROVISIONS

Notwithstanding the termination of this agreement by any of the Parties or for any reason, the following Sections shall survive such termination and will remain in force in relation to any other matter related to this agreement or arising from, in relation to, or in connection with this agreement:

•	Section 2 – Consideration

•	Section 7 – Compliance with the Mining Act

•	Section 10 – Environmental Liability

•	Section 11 - Compliance with Legislation Applicable to the Closure of the Mining Sites

•	Section 13 – Compensation of the Operator

•	Section 14 - Compensation of the Concessionaire

•	Section 15 - Procedure in case of liability

•	Section 19 – Procedure in Case of Early Termination

•	Section 21 – Confidentiality

•	Section 25 - Domicile of the Parties

•	Section 27 – Applicable Legislation and Jurisdiction

Any termination of this agreement shall be without prejudice to the rights, duties and obligations which have accrued prior to the termination thereof and, notwithstanding such termination, the provisions of this agreement that are reasonably necessary for the full compliance and performance of such rights, duties and obligations shall also survive such termination for such period as may be necessary.

SECTION 32.        SEVERABILITY

The provisions contained in this agreement are separate and severable from each other such that if any part or any provision or fragment thereof is held to be inapplicable or unenforceable in any jurisdiction, then the rest of the agreement shall remain binding upon and enforceable by the Parties in that jurisdiction and shall be construed as if the agreement had been executed without such provision or inapplicable or unenforceable part, to the extent that the provision or separate part does not significantly and adversely affect the rest of the agreement.

SECTION 33.        SUCCESSORS

This agreement shall be binding upon the Parties, their assignees or transferees.

SECTION 34.        Originals

This agreement has been executed in four original copies, two held by the Operator of which one will be submitted to the Mining Registry and two held by the Concessionaire, with the same legal force and effect, with each being considered an original and collectively constituting one instrument. To prove this agreement, it shall not be necessary to produce or account for more than one original copy.

28

SECTION 35.        GOOD FAITH.

The Parties to this agreement agree to act in good faith in all matters relating hereto.

SECTION 36.        AMENDMENTS

This agreement may not be modified or supplemented except by means of a written instrument signed by all Parties. Any purported amendment, modification or supplement to this agreement that is not in writing and signed by the Parties shall be void.

SECTION 37.        APPROVAL OF THE FEDERAL COMMISSION OF ECONOMIC COMPETITION, CONDITION PRECEDENT

The Parties agree that the effectiveness of this Agreement is subject to the condition precedent (the “Condition Precedent”) consisting of the prior notification to the Federal Commission of Economic Competition (the “Commission”) of the operation provided for in the Operation Documents, and any of the following assumptions being verified:

(i)	That the Commission grants the Parties the authorization referred to in Article 86 of the Federal Law on Economic Competition;

(ii)	That once the Commission has all the respective documents and any questions and clarifications issued by the Commission have been answered, the period of sixty days referred to in article 90, section V, of the Federal Law on Economic Competition, has elapsed without the Commission having objected to the operation contained in this Agreement, legally deemed an affirmative response; or

(iii)	That through the concentration notification procedure, it is determined by such body that there is no concentration and the respective certificate is issued.

For greater certainty, the date of fulfillment of the Condition Precedent will be the one on which any of the events described in paragraphs (i) to (iii) of this Section 6 first occurs.

Grupo Fresnillo and Grupo Orla will be responsible for preparing and submitting to the Commission the necessary documents for the consideration by such Commission of the operation established in the Operation Documents, as required under the concentration notification procedure established in Federal Law of Economic Competition. Each of the Parties must notify the other in a timely and reliable manner of the fulfillment or not of any of the above conditions, as well as of any other communications that may be carried out between the Commission and such Party in this regard, and such notification must include copy of all the respective documentation. In the event that the Condition Precedent is met, Grupo Fresnillo will give Grupo Orla written notice in the terms established in this Agreement, and Grupo Orla will have 3 (three) business days to make the first payment established in Section 3 of this Agreement.

Grupo Fresnillo and Grupo Orla agree to jointly retain the services of an external law firm expert in antitrust issues, and agree to share in equal parts, the expenses generated by the fees of such law firm, including the payment of fees to carry out the procedure before the Commission, as well as any other expense that is generated thereof.

Section 38.        RATIFICATION AND NOTARY’S FEES.

Once the Condition Precedent is met, this agreement shall be executed and ratified before a notary public and registered in the Public Registry of Mining, and the Operator shall be responsible for such application and obtaining the registration, as well as the expenses derived from it.

29

Having read this agreement, it is signed in agreement by the Parties involved on the [*] day of [*] 2020.

The Concessionaire: METALÚRGICA REYNA, S.A. DE C.V. /s/ <personal information redacted>	The Operator: MINERA CAMINO ROJO, S.A. DE C.V. /s/ Mauricio Heiras Garibay
________________________________ <personal information redacted> LEGAL REPRESENTATIVE	________________________________ MAURICIO HEIRAS GARIBAY LEGAL REPRESENTATIVE

30

ANNEX 1

CONCESSION TITLE GUACHICHIL D1 T.- 245418

EXP. NUM. 8/093-00250 ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARÍA DE ECONOMÍA
COORDINACIÓN GENERAL DE MINERÍA
DIRECCIÓN GENERAL DE MINAS

TÍTULO DE CONCESIÓN MINERA NÚMERO 245416

NOMBRE DEL LOTE

GUACHICHIL D1

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TITULO

DEL 16 DE DICIEMBRE DE 2016 AL 6 DE OCTUBRE DE 2054

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27 párrafo sexto de la Constitución Política de los Estados Unidos Mexicanos; 34 fracción XXIX de la Ley Orgánica de la Administración Pública Federal; 7 fracción VI, 10 párrafo primero, 15 y 19 de la Ley Minera y los correspondientes de su Reglamento, expide el presente TÍTULO DE CONCESIÓN MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESIÓN MINERA

NÚMERO DE TÍTULO:	245010
TÍTULOS ANTERIORES:	228865 (GUACHICHIL FRACCION 2)
TITULAR O TITULARES:	METALURGICA REYNA, S.A. DE C.V. (100 %)
NOMBRE DEL LOTE:	GUACHICHIL 01
SUPERFICIE:	782 Has.
MUNICIPIO Y ESTADO:	MAZAPIL, ZACATECAS

2

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

MISMO P.P. DE LOS LOTES CAMINO ROJO E-093/26336 Y CAMINO ROJO1 E-093/26349

Distancia			Rumbo	Nombre de poblados o accidentes topográficos
A	900 Mts. Al		NW	DEL ENTRONQUE SAN TIBURCIO
A	2,300 Mts. Al		NW	DEL POBLADO SAN TIBURCIO
A	8,400 Mts. Al		SE	DEL POBLADO EL BERREÑDO

COORDENADAS GEOGRAFICAS : Latitud N 24° 9' 43.880'' Longitud W.G. 101° 30' 10.0895''

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Grs	Min	Seg	Mts.
HUACHICHIL FRACCION	T-223066	NW	45°	28'	57''	14,412.919

PERIMETRO

Línea Auxiliar :	Rbo	Grs	Min	Seg	Mts.
DEL PP AL PUNTO 1	NE	7?°	1'	48''	2,26?.189

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES .

LADOS	Rbo	Grs	Min	Seg	Mts.
1 - 2	W	0°	0'	0''	4,600.000
2 - 3	N	0°	0'	0''	1,700.000
3 - 4	E	0°	0'	0''	4,600.000
4 - 1	S	0°	0'	0''	1,700.000

[illegible]

[illegible]

3

Dado en la Ciudad de México, el 15 de diciembre de 2016, con apego a lo dispuesto por el artículo 32 fracción V del Reglamento Interior de la Secretaría de Economía.

La Directora General de Minas

Lic. Claudia Yolanda Ibarra Palafox

Inscrito bajo el acta número 318 a fojas 159 del volumen 407 del Libro de Concesiones Mineras del Registro Público de Minería, en la Ciudad de México, el 16 de diciembre de 2016.

El Subdirector del Registro Público de Minería

Mtro. Alberto Romero Valencia

[illegible]

[illegible]

Artículo 27. [illegible]

ID. 201408DIV00230

4

ANNEX 2

LAYBACK ZONE

Plano: Zona Layback

244000-mE
244200-mE
244400-mE
244600-mE
244800-mE
2676600-mN
2676400-mN
2676200-mN
2676000-mN
Zona Layback 218 m X 1000 m
1000 m
218 m
1
2
3
4
GUACHICHIL D1
T-245418
Límite de concesión
Tajo Camino Rojo
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA

ZONA LAYBACK						
LADO		RUMBO	DISTANCIA	V	COORDENADAS	
					E	N
				1	243,930.000	2,676,463.337
1	2	N	218.000	2	243,930.000	2,676,681.337
2	3	E	1000.000	3	244,930.000	2,676,681.337
3	4	S	218.000	4	244,930.000	2,676,463.337
4	1	W	1000.000	1	243,930.000	2,676,463.337
SUPERFICIE = 21.8000 has.						

NOTAS:

1.- Las coordenadas E=245,704.083 N=2'674,458.048 del Punto de Partida de Guachichil D1 T-245418 mismo de Camino Rojo T-230914 son UTM referidas al sistema WGS84; su elevación de 1,913.899 msnmm.

2.- El único punto con coordenadas UTM es el Punto de Partida conforme a la Ley Minera, la Línea Auxiliar y el Perímetro del lote son topográficos.

Profundidad máxima de Zona Layback

Sección S-N, viendo al W
Al centro de área con prof. máx. a elev. 1770, sobre coordenada 244,340.000 Este

2675800-mN
2676000-mN
2676200-mN
2676400-mN
2676600-mN
2676800-mN
2000
1800
1600
GUACHICHIL D1
T-245418
50 m
75 m
93 m
218 m
Limite de concesión
Elev. 1770
Elev. 1790
Elev. 1850
Tajo Camino Rojo
ESCALA 1:5,000
0
50
100
200 m
ESCALA GRAFICA
NOTA: la elevación es msnmm

Profundidad máxima de Zona Layback

Sección E-W, viendo al Sur
Sobre el límite de la concesión Guachichil D1, sobre coordenada 2'676,463.337 Norte

245000-mE
244800-mE
244600-mE
244400-mE
244200-mE
244000-mE
+2000
+1800
+1600
1000 m
Tajo Camino Rojo
Elev. 1850
135 m
Elev. 1790
290 m
Elev. 1770
325m
Elev. 1790
125 m
Elev. 1850
125 m
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA
NOTA: la elevación es msnmm

Plano: Profundidad máxima de Zona Layback

244000-mE
244200-mE
244400-mE
244600-mE
244800-mE
2676600-mN
2676400-mN
2676200-mN
2676000-mN
GUACHICHIL D1
T-245418
1000 m
740 m
325 m
218 m
125 m
50 m
Límite de concesión
Tajo Camino Rojo
ESCALA 1:5,000
ESCALA GRAFICA

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1850 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				1	243,930.000	2,676,463.337
1	2	N	218.000	2	243,930.000	2,676,681.337
2	3	E	1,000.000	3	244,930.000	2,676,681.337
3	4	S	218.000	4	244,930.000	2,676,463.337
4	5	W	135.000	5	244,795.000	2,676,463.337
5	6	N	125.000	6	244,795.000	2,676,588.337
6	7	W	740.000	7	244,055.000	2,676,588.337
7	8	S	125.000	8	244,055.000	2,676,463.337
8	1	W	125.000	1	243,930.000	2,676,463.337
SUPERFICIE 12.5500 HAS.						

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1790 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				9	244,055.000	2,676,463.337
9	10	N	125.000	10	244,055.000	2,676,588.337
10	11	E	740.000	11	244,795.000	2,676,588.337
11	12	S	125.000	12	244,795.000	2,676,463.337
12	13	W	290.000	13	244,505.000	2,676,463.337
13	14	N	50.000	14	244,505.000	2,676,513.337
14	15	W	325.000	15	244,180.000	2,676,513.337
15	16	S	50.000	16	244,180.000	2,676,463.337
16	9	W	125.000	9	244,055.000	2,676,463.337
SUPERFICIE 7.6250 HAS.						

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1770 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				17	244,180.000	2,676,463.337
17	18	N	50.000	18	244,180.000	2,676,513.337
18	19	E	325.000	19	244,505.000	2,676,513.337
19	20	S	50.000	20	244,505.000	2,676,463.337
20	17	W	325.000	17	244,180.000	2,676,463.337
SUPERFICIE 1.6250 HAS.

Annex 3

CONCESSION TITLE CAMINO ROJO T.-230914.

EXP. NUM. 093/28336

DUPLICADO

ESTADOS UNIDOS MEXICANOS

SECRETARÍA DE ECONOMÍA
SUBSECRETARÍA DE MINERÍA
DIRECCIÓN GENERAL DE MINAS

TÍTULO
DE
CONCESIÓN MINERA
NÚMERO 230914

NOMBRE DEL LOTE

CAMINO ROJO

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TÍTULO

DEL 6 DE NOVIEMBRE DEL 2007 AL 5 DE NOVIEMBRE DEL 2057

Con fundamento en lo dispuesto por los artículos 19, fracción XI, de la Ley Minera, 49, segundo párrafo de su Reglamento, así como el artículo 32, fracción V, del Reglamento Interior de la Secretaria de Economía; se expide el presente duplicado del Título de concesión minera cuyos datos se precisan a continuación:

DATOS DE LA CONCESIÓN MINERA

NÚMERO DE TÍTULO: 230914

TITULAR O TITULARES: CAMPLATS DE MEXICO, S.A. DE C.V. (100 %)

NOMBRE DEL LOTE: CAMINO ROJO

SUPERFICIE: 6,340.7905 Has.

MUNICIPIO Y ESTADO: MAZAPIL, ZACATECAS

2

LOCALIZACIÓN DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

TERRENOS CONOCIDOS COMO AREA SAN TIBURCIO.

Distancia		Rumbo	Nombre o poblados o accidentes topográficos
A	2,200 Mts. Al	NW	DEL POBLADO SAN TIBURCIO
A	6,800 Mts. Al	NE	DEL POBLADO SAN FRANCISCO DE LOS QUIJANO
A	9,600 Mts. Al	SE	DEL RANCHO EL BERRENDO

COORDENADAS U.T.M. : 2,674,256.315 mN 245,737.105 mE

LIGAS TOPOGRÁFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.
LOS LOBOS	T-219628	NW	9°	21'	52.16"	16,720.767
HUACHICHIL FRACCION 1	T-223054	NW	45°	26'	56.92"	14,409.981

PERÍMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO 01	S	0°	0'	0"	2,836.570

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.
01 - 02	W	0°	0'	0"	8,700.000
02 - 03	N	0°	0'	0"	4,845.778
03 - 04	E	0°	0'	0"	9,731.042
04 - 05	N	0°	0'	0"	154.222
05 - 06	E	0°	0'	0"	168.957
06 - 07	N	0°	0'	0"	5,734.502
07 - 08	E	0°	0'	0"	279.289
08 - 09	S	0°	0'	0"	1,000.000
09 - 10	E	0°	0'	0"	3,000.000
10 - 11	N	0°	0'	0"	265.497
11 - 12	E	0°	0'	0"	320.711
12 - 13	S	0°	0'	0"	10,000.000
13 - 01	W	0°	0'	0"	4,800.000

Los datos de las colindancias del lote que ampara esta concesión obran en el expediente del presente título.

La concesión minera a la que se refiere este título deberá respetar a los lotes mineros con mejores derechos que se ubiquen en el interior de su perímetro.

El presente Título 230014, "CAMINO ROJO" fue expedido al amparo de la Ley Minera, publicada en el Diario Oficial de la Federación el 26 de junio de 1992 y del Decreto por el que se Reforman, Adicionan y Derogan diversas disposiciones de la Ley Minera, publicado en el Diario Oficial de la Federación el 28 de abril de 2005, el cual entró en vigor el 1 de enero de 2006

3

El titulo original fue expedido en el entonces Distrito Federal, a los 5 días del mes de noviembre del 2007, por el entonces Director General de Minas, de la Secretaría de Economía.

Con fundamento en lo dispuesto por los artículos 3, 58, párrafo cuarto, este último en relación con el 32, penúltimo párrafo del Reglamento Interior de la Secretaría de Economía, firma el presente DUPLICADO, en suplencia por ausencia de la Directora General de Minas, el Director de Cartografía y Concesiones Mineras.

Dado en la Ciudad de México, a los 26 días del mes de septiembre del año 2018.

Lic. Sergio Daniel López Varela

En la Ciudad de México, a los 26 días del mes de septiembre de 2018, se expide el presente DUPLICADO, copia fiel del título original, atendiendo a los datos que obran bajo acta número 214, a fojas 107, del volumen 367 del Libro de Concesiones Mineras, de este Registro Público de Minería, lo que se hace constar a solicitud de su actual titular, MINERA CAMINO ROJO, S.A. DE C.V. (100 %), según consta bajo acta número 36, del volumen 6 del Libro de Actos, Contratos y Convenios Mineros del mismo Registro.

El Subdirector del Registro Público de Minería

Mtro. Alberto Romero Valencia

4

ANNEX 4

QUARTERLY TECHNICAL REPORT

The Quarterly Technical Report regarding the Layback Zone must include at least the following data regarding the production of the quarter in question:

1.	Topographic controls to know quarterly progress in the Layback Zone

2.	Total volume moved

3.	Volume of tepetate and its destination

4.	Volume of mineral not deposited in leaching patios and destination of this

5.	Mineral deposited in leaching patios, indicating the type or degree of oxidation of the mineral according to the classification used by the Operator. For each type of mineral deposited (due to its degree of oxidation) provide:

a.	Volume

b.	Metal laws (gold and silver)

c.	Metal content (gold and silver)

d.	In which yard was it deposited

6.	Reconciliation of deposited mineral vs. budgeted mineral.

7.	Doré sold

a.	Volume

b.	Metal laws (gold and silver)

c.	Metal content (gold and silver)

8.	Pit depth at the end of the quarter in each of the 3 zones into which the Layback Zone was divided according to the dimensions established in Annex 2 of this Agreement:

a.	1850 masl, minimum elevation allowed for the bottom of the pit in this area

b.	1790 masl, minimum elevation allowed for the bottom of the pit in this area

c.	1770 masl, minimum elevation allowed for the bottom of the pit in this area

9.	Monitoring controls and geotechnical indicators for the stability of the pit walls

NOTE: As a basis for the Concessionaire to follow up and review the Quarterly Technical Reports, the Operator will provide the following information within the first six months after signing the Agreement:

-	Mining plan for the Layback area. To know when the production of this area starts and to ensure adequate follow-up of the reports.

-	Geotechnical study considered in the feasibility study for the design of the pit in the Layback area.

-	Hydrological study and hydrogeology considered in the feasibility study for the design of the pit in the Layback zone. To know the stability of the pit walls.

In the event that the mining plan, and / or geotechnical study, and / or hydrological / hydrogeological study, are updated by the Operator and that this implies material changes to its previous version, it must provide the Concessionaire with a copy of the updated document within thirty days after said document was prepared.

ANNEX 5

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